                                File No. 70-9359

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                 -----------------------------------------------

                                   FORM U-1/A

                               AMENDMENT NO. 1 TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------

                              COLUMBIA ENERGY GROUP
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                                CLNG CORPORATION
                      COLUMBIA ATLANTIC TRADING CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                   COLUMBIA ENERGY POWER MARKETING CORPORATION
                      COLUMBIA ENERGY MARKETING CORPORATION
                             ENERGY.COM CORPORATION
                         COLUMBIA SERVICE PARTNERS, INC.
                         COLUMBIA ASSURANCE AGENCY, INC.
                    COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                      COLUMBIA DEEP WATER SERVICES COMPANY
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          COLUMBIA ELECTRIC CORPORATION
                  COLUMBIA ELECTRIC PEDRICK LIMITED CORPORATION COLUMBIA ELECTRIC PEDRICK GENERAL CORPORATION
                COLUMBIA ELECTRIC BINGHAMTON LIMITED CORPORATION COLUMBIA ELECTRIC BINGHAMTON GENERAL CORPORATION
                 COLUMBIA ELECTRIC VINELAND LIMITED CORPORATION
                 COLUMBIA ELECTRIC VINELAND GENERAL CORPORATION
                  COLUMBIA ELECTRIC RUMFORD LIMITED CORPORATION
                 COLUMBIA ELECTRIC LIMITED HOLDINGS CORPORATION
                      COLUMBIA ELECTRIC LIBERTY CORPORATION
                 COLUMBIA ELECTRIC GREGORY REMINGTON CORPORATION
                  COLUMBIA ELECTRIC GREGORY GENERAL CORPORATION
                          GREGORY POWER PARTNERS, L.P.
                            GREGORY PARTNERS, L.L.C.
                         LIBERTY ELECTRIC POWER, L.L.C.

                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                         COLUMBIA ENERGY RESOURCES, INC.
                        COLUMBIA NATURAL RESOURCES, INC.
                             ALAMCO - DELAWARE, INC.
                          HAWG HAULING & DISPOSAL, INC.
                         PHOENIX-ALAMCO VENTURES, L.L.C.
                              CLARKSBURG GAS, L.P.
                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                          c/o: 900 Pennsylvania Avenue
                              Charleston, WV 25302

                      COLUMBIA GAS TRANSMISSION CORPORATION
                            MILLENNIUM PIPELINE, L.P.
                             12801 FairLakes Parkway
                             Fairfax, VA 22030-0146

                       COLUMBIA GULF TRANSMISSION COMPANY
                          TRAILBLAZER PIPELINE COMPANY
                             2603 Augusta, Suite 125
                                Houston, TX 77057

                      COLUMBIA NETWORK SERVICES CORPORATION
                               CNS MICROWAVE, INC.
                                ENERGYNET, L.L.C.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                         COLUMBIA GAS OF VIRGINIA, INC.
                             200 Civic Center Drive
                               Columbus, OH 43215

                      COLUMBIA INSURANCE CORPORATION, LTD.
                                Craig Appin House
                                 8 Wesley Street
                             Hamilton HM EX, Bermuda
 ------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
  -----------------------------------------------------------------------------
                (Name of top registered holding company parent of
                          each applicant or declarant)

                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                    -----------------------------------------
                     (Name and address of agent for service)

          Names and Addresses of Subsidiary Company Agents for Service:

                       M. A. CHANDLER, Vice President and
                             Chief Financial Officer
                         Columbia Energy Resources, Inc.
                        Columbia Natural Resources, Inc.
                              Alamco-Delaware, Inc.
                          Hawg Hauling & Disposal, Inc.
                         Phoenix-Alamco Ventures, L.L.C.
                              Clarksburg Gas, L.P.
                     Columbia Natural Resources Canada, Ltd.
                          c/o: 900 Pennsylvania Avenue
                              Charleston, WV 25302

                             D. P. DETAR, Treasurer
                          Columbia Electric Corporation
                  Columbia Electric Pedrick Limited Corporation
                  Columbia Electric Pedrick General Corporation
                Columbia Electric Binghamton Limited Corporation Columbia Electric Binghamton General Corporation
                 Columbia Electric Vineland Limited Corporation
                 Columbia Electric Vineland General Corporation
                  Columbia Electric Rumford Limited Corporation
                 Columbia Electric Limited Holdings Corporation
                      Columbia Electric Liberty Corporation
                 Columbia Electric Gregory Remington Corporation

                  Columbia Electric Gregory General Corporation
                          Gregory Power Partners, L.P.
                            Gregory Partners, L.L.C.
                         Liberty Electric Power, L.L.C.
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            S. T. MACQUEEN, Treasurer
                            Columbia LNG Corporation
                                CLNG Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                           J. W. TROST, Vice President
                    Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            P. R. ALDRIDGE, President
                      Columbia Deep Water Services Company
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            J. W. GROSSMAN, Treasurer
                    Columbia Energy Group Capital Corporation
                      Columbia Atlantic Trading Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                             S. M. NORDIN, Treasurer
                          Columbia Propane Corporation
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                     G. A. BARNARD, Treasurer and Controller
                      Columbia Gas Transmission Corporation
                       Columbia Gulf Transmission Company
                            Millennium Pipeline, L.P.
                          Trailblazer Pipeline Company
                           1700 MacCorkle Avenue, S.E.
                              Charleston, WV 25314

                              D. FURLANO, Treasurer
                      Columbia Network Services Corporation
                               CNS Microwave, Inc.
                                EnergyNet, L.L.C.
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                                1600 Dublin Road
                             Columbus, OH 43215-1082

                     D. R. MCCLURE, Chief Financial Officer
                   Columbia Energy Power Marketing Corporation
                      Columbia Energy Marketing Corporation
                         Columbia Service Partners, Inc.
                         Columbia Assurance Agency, Inc.
                             Energy.com Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          R. LAWLER, Vice President and
                                Retail Controller
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                      A. J. SONDERMAN, Corporate Secretary
                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                             200 Civic Center Drive
                               Columbus, OH 43215

                          S. B. HEATON, Vice President
                      Columbia Insurance Corporation, Ltd.
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

 ------------------------------------------------------------------------------
                (Names and Addresses of Other Agents for Service)

         Columbia Energy Group ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiary companies (collectively, the "Columbia Group" or "Group" or "Subsidiaries"), amend and restate the previously filed Application-Declaration in its entirety.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         The Columbia Group is seeking additional authority, as described below, to enable it to participate fully in competitive energy markets through December 31, 2003:

                  1. Columbia asks the Commission to increase its long-term financing authority to $6 billion and to extend the related long-term intrasystem financing authority through December 31, 2003.

                  2. Columbia also seeks to expand and extend its guarantee authority to $5 billion through December 31, 2003.

                  3. The Subsidiaries hereby request authority to acquire, retire and redeem securities that they have issued to an associate company, an affiliate, or an affiliate of an associate company.

Summary of Existing Authority

         By order dated December 23, 1996 in File No. 70-8925 (Holding Co. Act Release No. 26634) (the "Omnibus Financing Order"), Columbia was authorized to engage in a wide range of financing transactions through December 31, 2001, subject to certain conditions and parameters. Among the conditions was the following: "The aggregate amount of external, long-term debt and equity financing issued by Columbia, through December 31, 2001, will not exceed $5 billion of long-term debt and equity financing or more than $1 billion of short-term borrowing outstanding at any one time." Under the terms of the Omnibus Financing Order, Columbia and its nonutility subsidiaries were authorized to enter guarantee arrangements, obtain letters of credit and otherwise provide credit support with respect to obligations of their respective subsidiaries as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses through December 31, 2001, subject to an aggregate limit on such credit support of $500 million at any one time. The guarantees were in addition to any other financing authorization requested in that file. The Omnibus Financing Order authorized Columbia to acquire, retire or redeem securities of which it was the issuer without the need for prior Commission approval. The order was silent, however, with respect to such transactions by the Subsidiaries.

         The Omnibus Financing Order was subject to the following general conditions: (1) Columbia must maintain its long-term debt rating at an investment grade level as established by a nationally recognized statistical rating organization, as that term is used in rule c-1(c)(2)(vi)(F) of the Securities Exchange Act of 1934; (2) its common equity, as reflected in its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, does not fall below 30% of its consolidated capitalization; (3) the effective cost of money on debt borrowing occurring pursuant to this authorization will not exceed 300 basis points over comparable term U.S. Treasury securities; (4) the maturity of short-term indebtedness will not exceed one year; (5) the underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive bid issue, sale or distribution of a security in this matter will not exceed 5% of the principal or total amount of the financing; (6) with respect to any Bid Notes, they will bear interest rates comparable to, or lower than, those available through other proposed forms of short-term borrowing with similar terms and have maturities not exceeding 270 days; (7) the proceeds from the sale of securities by Columbia in external financing transactions will be added to Columbia's treasury and used for general and corporate purposes including: (a) the financing, in part, of the capital expenditures of Columbia and its Subsidiaries; (b) in the case of short-term debt, the financing of gas storage inventories, other working capital requirements and capital spending of the Group; (c) the acquisition of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs");
(d) the acquisition, retirement, or redemption of securities of which Columbia is an issuer without the need for prior Commission approval pursuant to Rule 42 or a successor rule; and/or (e) the acquisition of the securities of nonutility companies as permitted under any final rule of the Commission permitting such acquisitions.

         By order dated November 18, 1997 (Holding Co. Act Release No. 26780), the guarantee authority was increased to $2 billion.

         By order dated December 22, 1997, (Holding Co. Act Release No. 26798), the Commission increased the short-term authority to $2 billion and extended the authorization through December 31, 2003.

         Request for Authority

         Subject to the terms and conditions set forth in the Omnibus Financing Order, Columbia and its Subsidiaries request the following authority through December 31, 2003.


1.       Long-Term Financing

         Columbia has an established goal of increasing its investment in generally non-rate regulated businesses. As Columbia's operations grow, the needs of the Subsidiaries for long-term capital will also increase. Columbia primarily uses internally generated cash and long-term financing to support its capital expenditure program, which is expected to continue to be in excess of $550 million annually, and to take advantage of growth opportunities through acquisitions. Columbia's capital expenditure program is designed to ensure the safety and


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
reliability of its various pipeline systems and to expand and improve service where appropriate. As a part of Columbia's growth strategy to significantly expand its non-rate-regulated operations, Columbia may make acquisitions and investments from time-to-time where economies of scale and strategic opportunities are expected to provide shareholder value.

         In addition, regulated investment opportunities may arise from time to time. Columbia would, of course, seek such additional regulatory approval as may be required in connection with such acquisitions. Thus, the requested increase in long-term financing authority will enhance the Group's ability to participate effectively in the evolving energy markets.

         Accordingly, Columbia asks the Commission to increase its long-term financing authority to $6 billion and to extend the related long-term intrasystem financing authority through December 31, 2003. In this regard, Columbia proposes to issue a combination of debentures, which may be in the form of medium term notes, common stock, preferred stock, and or other equity and debt securities in an aggregate amount not to exceed $6 billion. Long-term debt securities could include, but not be limited to, convertible debt, subordinated debt, bank borrowings, and securities with call and put options.(1)

         Columbia is requesting the increased financing authority to support its anticipated business growth and to fund its capital expenditure program. Columbia believes the additional flexibility is necessary to enable it to respond effectively to opportunities as they may become available, in addition to funding its capital expenditure program which, among other things, ensures safe and reliable service in connection with its core utility operations and facilitates the addition of new customers and new services through internal growth. In this regard, Columbia has established as a goal to increase its earnings by an average of 10-12% annually over the next few years. As previously filed with the Commission in File No. 70-8925 (Holding Co. Releases No. 26634), Columbia's authorization is subject to maintaining its long-term debt rating at an investment grade level with its common equity not falling below 30% of its consolidated capitalization. All other conditions established in the Omnibus Financing Order will similarly apply to the requested authorization.(2)

         The Maryland utility commission does not exercise jurisdiction over the issuance of long-term securities. Commission authorization is therefore requested for the issuance of long-term securities in the form of equity, a note or other form of indebtedness within the meaning of Rule


--------
1. The requested $6 billion is intended to represent Columbia's total long-term financing authority through December 31, 2003.

2. At present, Columbia's aggregate investment in exempt wholesale generators and foreign utility companies is effectively limited to an amount equal to 50% of the system's consolidated retained earnings as defined in Rule 53 under the Act, or approximately $223 million, as of September 30, 1998. Even if Columbia were to obtain authorization, similar to that received by other registered holding companies to increase its total investment in exempt wholesale generators and foreign utility companies to 100% of retained earnings, the total amount of permissible investment would have been limited to approximately $445 million as of September 30, 1998. It is our view, therefore, that only a limited amount of the financing authority requested in this matter would, in any event, be relied upon in connection with system investments in exempt wholesale generators and foreign utility companies.

52, from time to time, through December 31, 2003, by Columbia Gas of Maryland, Inc. and the acquisition of such securities by Columbia.

2.       Guarantees

         Columbia seeks increased guarantee authority to facilitate the growth of its regulated and non-rate-regulated businesses. In particular, the Group's marketing and brokering activities, although not capital intensive per se, generally require significant parent guarantees. As of September 30, 1998, there were outstanding guarantees and letters of credit totaling approximately $880 million in connection with the operations of Columbia Energy Services Corporation (the Group gas marketing subsidiary) and Columbia Energy Power Marketing Corporation (the Group power marketing subsidiary). Current plans are for Columbia to increase its marketing operations significantly over the next five years. A corresponding increase in Columbia's guarantee authority is necessary if the Columbia Group is to achieve its goal of 30% of operating income from non-rate-regulated businesses as well as serve customers who want to take advantage of customer choice and other such programs. The increased guarantee authority is also needed to implement a proposal by Columbia to guarantee the Money Pool borrowings of all new, non-rate-regulated subsidiaries, where Money Pool participation by such entities is not otherwise authorized pursuant to Commission order. See Post-effective Amendment No. 8 in File No. 70-8925. Accordingly, Columbia seeks to expand and extend its guarantee authority to $5 billion through December 31, 2003.

3.       Acquisition, Retirement and Redemption of Securities

         The Omnibus Financing Order authorized "the acquisition, retirement, or redemption of securities of which Columbia is the issuer without the need for prior Commission approval pursuant to rule 42 or a successor rule." The order was silent, however, with respect to such transactions by other Group companies. Because Columbia is a gas registered system, it relies on intra-system financings and situations routinely arise in which a Subsidiary seeks to retire or redeem securities held by an associate company. In the subsequent order in New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997), the Commission granted all companies in the registered system the authority to acquire, retire and redeem securities that they have issued to an associate company, an affiliate or an affiliate of an associate company. Following that decision, Columbia and the Subsidiaries hereby request authority, pursuant to Sections 9(a), 10 and 12(c) of the Act, to acquire, retire and redeem securities that they have issued to an associate company, an affiliate, or an affiliate of an associate company.

                                    * * * * *

         Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has lead to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid this situation in the future, Columbia hereby designates a period from the date of the order in this

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matter to the expiration of the authority under this order as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

                                    * * * * *

         The conditions of Rule 54 are satisfied: At present, Columbia has no "aggregate investment" within the meaning of Rule 53(a)(1)(i) in exempt wholesale generators or foreign utility companies. None of the disabling conditions under Rule 53(b) exist with respect to Columbia and so Rule 53(c) is inapplicable.

         (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

         Not applicable.

         (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

         Not applicable.

         (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

         Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with the preparation of the Application-
Declaration . . . . . . . . . . . . . . . . . . . . . . . . . .$7,500.00
                                                               ---------
Total. . . . . . . . . . . . .  . . . . . . . . . . . . . . . .$7,500.00
                                                               ---------

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         The Columbia Energy Group Service Corporation will render certain legal services at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         The requested increase in long-term financing authority is subject to Sections 6, 7, 9, and 10 and 12 of the Act and rules thereunder.

         The requested increase in guarantee authority is subject to Sections 6, 7 and 12 of the Act and rules thereunder.

         The requested authority for Columbia and the Subsidiaries to acquire, retire and redeem securities of which they are the issuer is subject to Sections 9, 10 and 12 of the Act and rules thereunder.

         (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

         Not applicable.

ITEM 4.  REGULATORY APPROVAL

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

         The Kentucky, Ohio, Pennsylvania and Virginia utility commissions have jurisdiction over the issuance of long-term securities.

         (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         Columbia Gas of Maryland, Inc. will obtain other regulatory approval as required. Copies of relevant filings with and orders obtained from any state commission will be provided to this Commission.

ITEM 5.  PROCEDURE

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission issue its order on or before December 31, 1998.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         The following are financial statements and exhibits filed as a part of this statement.

         (a)  Exhibits

         F  Opinion of Counsel for Columbia and Subsidiaries

         (b) Financial Statements

         Financial statements are not submitted with respect to the authorizations herein sought due to (i) the impracticality of knowing the type and extent of financing transactions that may occur during such period and (ii) the extended period for which authorizations are sought. However, Columbia will furnish any financial information that the Commission shall request.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency

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
has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                  COLUMBIA ENERGY GROUP

DATE: December 18, 1998    by: //s//M. W. O'Donnell
                           ---------------------------------
                           M. W. O'Donnell, Senior Vice President & Chief
                           Financial Officer

                  COLUMBIA ENERGY RESOURCES, INC.
                  COLUMBIA NATURAL RESOURCES, INC.
                  ALAMCO-DELAWARE, INC.
                  HAWG HAULING & DISPOSAL, INC.
                  PHOENIX-ALAMCO VENTURES, L.L.C.
                  CLARKSBURG GAS, L.P.
                  COLUMBIA NATURAL RESOURCES CANADA, LTD.

DATE: December 18, 1998    by://s//M. A. Chandler
                           ------------------------------------
                           M. A. Chandler, Vice President and Chief Financial
                           Officer

                  COLUMBIA DEEP WATER SERVICES COMPANY

DATE: December 18, 1998    by://s//P. R. Aldridge
                           ------------------------
                           P. R. Aldridge, President

                  COLUMBIA GAS OF KENTUCKY, INC.
                  COLUMBIA GAS OF OHIO, INC.
                  COLUMBIA GAS OF MARYLAND, INC.
                  COLUMBIA GAS OF PENNSYLVANIA, INC.
                  COLUMBIA GAS OF VIRGINIA, INC.

                  COLUMBIA NETWORK SERVICES CORPORATION
                  CNS MICROWAVE, INC.
                  ENERGYNET, L.L.C.
                  COLUMBIA GULF TRANSMISSION COMPANY
                  COLUMBIA GAS TRANSMISSION CORPORATION
                  MILLENNIUM PIPELINE, L.P.
                  TRAILBLAZER PIPELINE COMPANY
                  COLUMBIA PROPANE CORPORATION
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                  COLUMBIA LNG CORPORATION
                  CLNG CORPORATION
                  COLUMBIA ATLANTIC TRADING CORPORATION
                  COLUMBIA ENERGY SERVICES CORPORATION
                  COLUMBIA ENERGY POWER MARKETING CORPORATION
                  COLUMBIA ENERGY MARKETING CORPORATION
                  ENERGY.COM CORPORATION
                  COLUMBIA SERVICE PARTNERS, INC.
                  COLUMBIA ASSURANCE AGENCY, INC.
                  COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                  COLUMBIA ELECTRIC CORPORATION
                  COLUMBIA ELECTRIC PEDRICK LIMITED CORPORATION COLUMBIA ELECTRIC PEDRICK GENERAL CORPORATION COLUMBIA ELECTRIC BINGHAMTON LIMITED CORPORATION COLUMBIA ELECTRIC BINGHAMTON GENERAL CORPORATION COLUMBIA ELECTRIC VINELAND LIMITED CORPORATION COLUMBIA ELECTRIC VINELAND GENERAL CORPORATION COLUMBIA ELECTRIC RUMFORD LIMITED CORPORATION COLUMBIA ELECTRIC LIMITED HOLDINGS CORPORATION COLUMBIA ELECTRIC LIBERTY CORPORATION
                  COLUMBIA ELECTRIC GREGORY REMINGTON CORPORATION COLUMBIA ELECTRIC GREGORY GENERAL CORPORATION GREGORY POWER PARTNERS, L.P.
                  GREGORY PARTNERS, L.L.C.
                  LIBERTY ELECTRIC POWER, L.L.C.


DATE: December 18, 1998    by://s//J. W. Trost
                           ---------------------
                              J. W. Trost, Vice President

                      COLUMBIA INSURANCE CORPORATION, LTD.


DATE: December 18, 1998    by: //s//N. A. Parillo
                           ---------------------------------

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                               N. A. Parillo, President




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EXHIBIT F


                                            December 18, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re:      Columbia Energy Group, File No. 70-9359

Dear Sirs:

                  As counsel for Columbia Energy Group ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiary companies, I deliver to you this opinion for filing as Exhibit F to the Application-Declaration referenced above. Briefly stated, Columbia and its subsidiary companies ("Subsidiaries") are seeking additional authority to enable them to participate fully in competitive energy markets through December 31, 2003. Columbia asks the Commission to increase its long-term financing authority to $6 billion and to extend the related long-term intrasystem financing authority through December 31, 2003. Columbia also seeks to expand and extend its guarantee authority to $5 billion through December 31, 2003. The Subsidiaries also request authority to acquire, retire and redeem securities that they have issued to an associate company, an affiliate, or an affiliate of an associate company, without the need to apply for, or receive, prior Commission approval.

                  In connection with the above, I have examined:

                  (i)      the Application-Declaration, as amended; and

                  (ii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion;

                  Based upon the foregoing and relying thereupon, I am of the opinion that if the above-referenced transactions are consummated in accordance with the Application-Declaration:

                  (a) all state and federal laws applicable to the proposed transactions will have been complied with; and



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Securities and Exchange Commission
December 18, 1998
Page 2




                  (b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Columbia, or by any associate company thereof.

                  I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.


                                       Very truly yours,

                                       //s//Emanuel D. Strauss

                                       Columbia Energy Group Service Corporation


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